Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

March 14, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 14, 2019, The Nasdaq Stock Market (the "Exchange") received from Apple Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

1.000% Notes due 2022

1.375% Notes due 2024

0.875% Notes due 2025

1.625% Notes due 2026

2.000% Notes due 2027

1.375% Notes due 2029

3.050% Notes due 2029

3.600% Notes due 2042

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery
